FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2005

                                 DRYSHIPS, INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F [X]           Form 40-F [_]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [_]          No [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips, Inc. on August 3, 2005

Exhibit 1


              DryShips Second Quarter and First Half 2005 Earnings Conference Call & Slides & Audio Webcast Presentation

Conference Call and Webcast:           Wednesday, August 3rd, 2005, at 10:00 EST


ATHENS, Greece, August 3rd, 2005 - DryShips Inc. (Nasdaq: DRYS). The Company's management is hosting a conference call today, Wednesday, August 3rd, at 10:00 am EST, to discuss the Second Quarter and First Half 2005 results which were released after the close of the market yesterday.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 1452 542 301 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 0800 694 1449 (from the UK) or +44 1452 560 304 (from outside the US). Quote "DryShips".

A telephonic replay of the conference call will be available until August 10th, 2005 by dialling 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44
1452 550 000 (from outside the US). Access Code: 8144931#

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call, through the internet through the DryShips, Inc. website (www.dryships.com). Please go to the home page and click on the link "Second Quarter 2005 Earnings Webcast". Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Presentation Slides:

Please find attached the material which will be discussed during the conference call and webcast.

This material is available on the company's website (www.dryships.com) in the Investor Relations Section under Presentations. You can also access a PDF file of this material directly by clicking on the link below (or by copying and pasting the link in your browser).

http://www.capitallink.com/press/DryShipsPresentation.pdf

About DryShips, Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 26 drybulk carriers and has entered into an agreement to purchase an additional vessel, "Mendocino" that is scheduled for delivery during August, 2005. Upon delivery of "Mendocino", DryShips will own and operate 4 Capesize, 21 Panamax and 2 Handymax vessels, with a combined deadweight tonnage of approximately 2.3 million. It is the second largest Panamax operator in the world. DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS". Risks and uncertainties are described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

--------------------------------------------------------------------------------
                      Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
Tel. 011-30-210-809-0570
E-mail: finance@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. ,New York
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)




Dated:  August 3, 2005                        By /s/ Christopher Thomas
                                              --------------------------
                                              Christopher Thomas
                                              Chief Financial Officer












23113.0002 #591745